EX 99.28(d)(15)(iii)

Amendment
to the Investment Sub-Advisory Agreement Among
Jackson National Asset Management, LLC,
PPM America, Inc., and
Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), PPM America, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. “Management.”
Section 17. “Notice.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	The following shall be inserted as sub-paragraph q) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

q)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement. In addition, the Sub-Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or third-party litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser’s general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. The Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or third-party litigation arising from or pertaining to (i) the services provided and/or fees charged by the Adviser (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Sub-Adviser) and (ii) the Adviser’s or Fund’s general business operations that require the involvement or participation of the Sub-Adviser (including any third-party litigation arising from or pertaining to any Fund’s investment activity in which the Sub-Adviser is improperly named as a party).  A party’s aggregate liability to the other for all fees and costs under this section shall not exceed the aggregate fees paid by the Adviser to the Sub-Adviser during the prior 12 months. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

2.	The Sub-Adviser’s address in Section 17. “Notice.” shall be revised as follows:

PPM America, Inc.
225 West Wacker Drive, Suite 1200
Chicago, IL 60606
Attention: Mark Mandich
With copy to: legalnotices@ppmamerica.com

In Witness Whereof, the Adviser, the Sub-Adviser, and the Trust have caused this Amendment to be executed as of this 20th day of December, 2016, effective December 14, 2016.

Jackson National Asset Management, LLC		PPM America, Inc.
By:	/s/ Mark D. Nerud	By:	/s/ Anthony Balestrieri
Name:	Mark D. Nerud	Name:	Anthony Balestrieri
Title:	President and CEO	Title:	Chief Investment Officer - Total Return

Jackson Variable Series Trust
By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary